RICHARDSON & PATEL LLP
                            10900 WILSHIRE BOULEVARD
                                    SUITE 500
                          LOS ANGELES, CALIFORNIA 90024
                            TELEPHONE (310) 208-1182
                               FAX (310) 208-1154

                               September 21, 2004

VIA EDGAR CORRESPONDENCE & FACSIMILE

Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Jason Wynn


                  RE:      EFOODSAFETY.COM, INC.
                           REGISTRATION STATEMENT ON FORM SB-2
                           FILE NO. 333-68008

Dear Mr. Wynn:

          On behalf of eFoodSafety.com, Inc., a Nevada corporation (the "Company"), we hereby transmit via Edgar Correspondence pursuant to Rule 101(a) of Regulation S-T, our responses to the Commission's letter dated September 9, 2004.

         The Commission issued a comment letter dated September 9, 2004 based upon the Commission's review of the Company's Registration Statement filed on August 20, 2004. The following consists of the Company's responses to the Commission's comment letter. For the convenience of the staff, the Staff's comment is repeated verbatim with the Company's response immediately following.

ITEM 14.  CONTROLS AND PROCEDURES, PAGE 18

1. The second full paragraph of this section indicates that "[t]here have been no SIGNIFICANT changes in the Company's internal controls or in other factors since the date of the Chief Executive Officer's and Chief Financial Officer's evaluation that could significantly affect these internal controls, including any corrective actions with regards to significant deficiencies and material weaknesses." Revise this disclosure to comply with Item 308(c) of Regulation S-K. Specifically, provide disclosure as to whether there have been "any changes," as opposed to "significant changes." Consult the last paragraph of section II.J. found in Release No. 33-8238 for additional guidance. Revise this language in the Forms 10-QSB cited above.


Division of Corporate Finance
Securities and Exchange Commission
Attn: Jason Wynn
September 21, 2004
Page 2


         RESPONSE: The Form 10-KSB and the 10-QSBs cited above have been amended to reflect that there have been NO CHANGES in the Company's internal controls or in other factors since the date of the Chief Executive Officer's and Chief Financial Officer's evaluation that could significantly affect these internal controls, including any corrective actions with regards to significant deficiencies and material weaknesses.


         If you have any questions or further comments, please do not hesitate to contact the undersigned at (310) 208-1182 or via fax at (310) 208-1154.


                                           Very truly yours,

                                           RICHARDSON & PATEL, LLP


                                           By:      /s/ Ryan S. Hong
                                              ----------------------------------
                                                 Ryan S. Hong

cc:      Mr. Clarence W. Karney, Chief Executive Officer